Exhibit 99.1

FOR IMMEDIATE RELEASE

January 9, 2008

NOVA Chemicals announces plans for Ontario
polyethylene asset modernization and expansion

Pittsburgh, PA - NOVA Chemicals Corporation today announced plans for a series of polyethylene plant modernization and expansion projects in the Sarnia, Ontario, region. The projects will add a total of up to 250 million pounds per year of new polyethylene capacity in stages over the next two years.

“These projects should have about a two year pay-back and will generate meaningful earnings growth for our shareholders in every part of the industry business cycle,” said Jeffrey M. Lipton, Chief Executive Officer.  “The upgrades include technology that will enable us to produce higher value products that our customers are hungry for.”

 The projects include:

•                  Upgrading products, improving reliability and expanding the low density polyethylene unit at Mooretown, Ontario

•                  Optimizing the high density polyethylene unit at Mooretown to increase throughput rates and improve product quality

•                  Debottlenecking high density polyethylene and linear low density polyethylene production at the St. Clair River site at Corunna, Ontario

The projects are now feasible because the Corunna flexi-cracker modernization completed in 2007 has successfully delivered: greater ethylene capacity, increased energy efficiency, improved plant reliability and global cost competitiveness.  The total cost of the projects will be approximately $80 million, which will not result in a material change in the company’s overall capital program.  The projects will require appropriate Board of Directors approvals as they proceed.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public and Government Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro – Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Forward-Looking Information

The information in this news release contains forward-looking statements concerning NOVA Chemicals’ plans for a series of polyethylene plant modernization and expansion projects in the Sarnia, Ontario, region, including statements that the projects will add a total of up to 250 million lbs. per year of new polyethylene capacity in stages over the next two years, the projects should have about a two year pay-back and will generate meaningful earnings growth in every part of the industry business cycle, the upgrades will include technology that will enable NOVA Chemicals to produce higher value products, and the total cost of the projects will be approximately $80 million.  By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include:  uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement.  In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.